# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enact Holdings, Inc., CIK 0001823529
CUSIP: 29249E109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8325 Six Forks Road, Raleigh, North Carolina (NC), 27615
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-024603
Filed by CIK 0001572983

## Reporting persons
- Genworth Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 123,761,372; shared voting power 0; sole dispositive power 123,761,372; shared dispositive power 0; aggregate amount beneficially owned 123,761,372 (81% of the class)

## Item 1. Issuer
Name of issuer: Enact Holdings, Inc.
Address of issuer's principal executive offices: 8325 Six Forks Road, Raleigh, North Carolina 27615

## Item 2. Person Filing
Name of person filing: Genworth Holdings, Inc.
Address of principal business office or, if none, residence: 11011 West Broad St., Glen Allen, Virginia 23060
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page.
Percent of class: 81
Sole power to vote or to direct the vote: See Item 5 of the cover page.
Shared power to vote or to direct the vote: See Item 6 of the cover page.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Genworth Holdings, Inc.: /s/ Jerome T. Upton, Jerome T. Upton, Senior Vice President and Chief Financial Officer (01/24/2025)